Peak Fintech Continues Expansion of Business Hub with Addition of Two New Banks and New Office in Guangzhou

MONTREAL, QUEBEC - August 5, 2021 - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that Lishui Rural Commercial Bank (http://www.lrcb.net/) ("LRCB") and Xinghua Rural Commercial Bank (http://www.jsxhrcb.com/) ("XRCB") are the two latest banks to join the Company's Business Hub ecosystem.

Both LRCB and XRCB are clients of Zhongke Software Intelligence Ltd. ("Zhongke"), which provides analytics and AI software to banks and financial institutions in China to make decisions on loan and credit applications, and which Peak is in the process of acquiring. The Company expects to eventually add all of Zhongke's 42 banking clients to its Business Hub ecosystem.

Peak also announced the opening of a new office in Guangzhou. The city is at the heart of China's Greater Bay Area, an area comprised of Guangdong, Hong Kong and Macau, which, according to Wikipedia, is the largest urban agglomeration on Earth with more than 45 million inhabitants. Guangzhou is also the main manufacturing hub of the Pearl River Delta, one of mainland China's leading commercial and manufacturing regions. Looking to replicate the success with the supply-chain in Jiangsu province that has been fueling its growth, Peak set up the new office to make it easier to develop relationships with the region's supply-chain participants and to be closer to technology partner Rongbang Technology Ltd., whose head office is located in Guangzhou.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.